January 30, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Office of Information Technologies and Services
Melissa Walsh, Staff Accountant

Re:	Silver Spring Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 9, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
Form 8-K filed November 3, 2016
File No. 001-35828

Ladies and Gentlemen:

Silver Spring Networks, Inc. (the “Company”) hereby responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 10, 2017 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015 filed on March 9, 2016 (the “Form 10-K”), Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2016 filed on November 9, 2016 (the “Form 10-Q”), and Form 8-K filed on November 3, 2016 (the “Form 8-K”) (File No. 001-35828). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics.

1. We note from your response to prior comment 3 that your non-GAAP performance measures address the unique circumstances of your customer deployments. However, your presentations of non-GAAP gross profit and gross margin on billings (including gross profit and gross margin on product billings and gross profit and gross margin on services billings), non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP income (loss) per share, and adjusted EBITDA cannot reflect any changes in management decisions associated with the non-GAAP billings and non-GAAP cost of billings. These non-GAAP measures are inconsistent with the guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your future presentation of these non-GAAP measures.

United States Securities and Exchange Commission

January 30, 2017

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms it will revise its future presentation of these non-GAAP measures. Following a discussion with the Staff, the Company proposed revising its presentation for the results for the fourth quarter of 2016 substantially as set forth on Exhibit A, and for the results for the first quarter of 2017 and future quarters substantially as set forth on Exhibit B. After further discussions with the Staff, the Company has determined that it will not issue a press release in the form of Exhibit A but will issue a press release substantially in the form of Exhibit B beginning with the results for the fourth quarter of 2016.

* * * * * * *

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Should the Staff have additional questions or comments regarding this response to the Comment Letter, please do not hesitate to contact the undersigned at 669-770-4643, or Rick Arnold at 669-770-4556.

Sincerely,

SILVER SPRING NETWORKS, INC.

/s/ Kenneth P. Gianella Kenneth P. Gianella
Chief Financial Officer (interim)

cc:	Michael Bell, Chief Executive Officer

Richard S. Arnold, Jr., General Counsel

Deanna M. Butler, V.P., Associate General Counsel

Silver Spring Networks, Inc.

Robert A. Freedman

Fenwick & West LLP

Exhibit A

Silver Spring Networks Reports Fourth Quarter 2016 Financial Results

San Jose, CA – February XX, 2017 – Silver Spring Networks, Inc. (NYSE: SSNI) today announced preliminary financial results for its fourth quarter ended December 31, 2016.

Fourth Quarter Results (all comparisons made are against the prior year period, unless otherwise stated):

GAAP Results:

•	Revenue was $X million, up (down) X%.

•	Cost of revenue was $X million, up (down) X%.

•	Gross profit was $X million, up (down) X%. Gross margin was X%, versus X%.

•	Operating expense was $X million, versus $X million.

•	Operating income (loss) was $X million, versus $X million.

•	Tax expense (benefit) was $X million. Other income (loss) was $X million.

•	Basic share count was X million shares. Fully-diluted share count was X million shares.

•	Quarter-ending cash, cash equivalents, and short-term investments were $X million.

Non-GAAP Metrics:

•	Billings were $X million, up (down) X%.

•	Cost of billings was $X million, up (down) X%.

•	Non-GAAP operating expense was $X million, versus $X million.

Historically-reported non-GAAP Metrics1:

•	Gross profit on billings was $X million, up (down) X%.

•	Gross margin on billings was X%, versus X%.

•	Non-GAAP operating income (loss) was $X million, versus $X million.

[1]	For future earnings reports, Silver Spring Networks will no longer report certain non-GAAP metrics including gross profit on billings, gross margin on billings and non-GAAP operating income (loss). Silver Spring Networks will continue to report billings, cost of billings, and non-GAAP operating expense. Silver Spring Networks will also provide additional GAAP measures used internally by management to adjust GAAP measures in order to assess its business performance, which can be used by investors to derive metrics comparable to historically-reported non-GAAP metrics.

[CEO quote]

Business Highlights (through December 31, 2016, unless otherwise stated):

•	Highlight 1.

•	Highlight 2.

•	Highlight 3.

•	Highlight X.

Full Year 2016 Results

GAAP Results:

•	Revenue was $X million, up (down) X%.

•	Cost of revenue was $X million, up (down) X%.

•	Gross profit was $X million, up (down) X%. Gross margin was X%, versus X%.

•	Operating expense was $X million, versus $X million.

•	Operating income (loss) was $X million, versus $X million.

•	Tax expense (benefit) was $X million. Other income (loss) was $X million.

•	Basic share count was X million shares. Fully-diluted share count was X million shares.

•	Quarter-ending cash, cash equivalents, and short-term investments were $X million.

Non-GAAP Metrics:

•	Billings were $X million, up (down) X%.

•	Cost of billings was $X million, up (down) X%.

•	Non-GAAP operating expense was $X million, versus $X million.

Historically-reported non-GAAP Metrics1:

•	Gross profit on billings was $X million, up (down) X%.

•	Gross margin on billings was X%, versus X%.

•	Non-GAAP operating income (loss) was $X million, versus $X million.

Conference Call

Silver Spring Networks will host a conference call today at X:XX pm PT (X:XX pm ET) to review its results for the fourth quarter ended December 31, 2016 and its outlook for the future. During the course of this call, Silver Spring Networks may also disclose material developments affecting its business and/or financial performance. Listeners may access the conference call live at XXX-XXX-XXXX (U.S.) or XXX-XXX-XXXX (International) or via webcast at http://ir.ssni.com. A dial-in replay of the conference call will be available until XXXX, 2017 and can be accessed at XXX-XXX-XXXX (domestic) or XXX-XXX-XXXX (international) passcode XXXXXXX. An audio webcast replay of the conference call will be available for one year at http://ir.ssni.com.

About Silver Spring Networks

Silver Spring Networks enables the Internet of Important Things™ by reliably and securely connecting things that matter. Cities, utilities, and companies on five continents use the company’s cost-effective, high-performance IoT network and data platform to operate more efficiently, get greener, and enable innovative services that can improve the lives of millions of people. With more than XX.X million devices delivered, Silver Spring Networks provides a proven standards-based platform safeguarded with military grade security. Silver Spring Networks’ customers include Baltimore Gas & Electric, CitiPower & Powercor, ComEd, Consolidated Edison, CPS Energy, Florida Power & Light, Pacific Gas & Electric, Pepco Holdings, and Singapore Power. Silver Spring Networks has also deployed networks in Smart Cities including Copenhagen, Glasgow, Paris, Providence, and Stockholm. To learn more, visit www.ssni.com.

Non-GAAP and Other Financial Metrics

Silver Spring Networks supplements the results of operations presented in accordance with generally accepted accounting principles, or GAAP, with certain non-GAAP metrics. Silver Spring Networks manages its business, makes planning decisions, evaluates its performance and allocates resources by assessing non-GAAP and other financial metrics such as billings, cost of billings, gross profit on billings, gross margin on billings, non-GAAP operating expense, non-GAAP operating income (loss), and total backlog. Silver Spring Networks believes that these non-GAAP and other financial metrics, when taken together with the corresponding GAAP financial measures, offer valuable supplemental information regarding the performance of its business, and will help investors better understand the sales volumes, gross margin and profitability trends, as well as the cash flow characteristics, of its business. The non-GAAP metrics should not be considered in isolation from, are not a substitute for, and do not purport to be an alternative to, revenue, cost of revenue, gross profit, gross margin, operating expense, operating net income (loss) or any other performance measure derived in accordance with GAAP. Silver Spring Networks may consider whether other significant non-recurring items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses.

Billings represents amounts invoiced for products for which ownership, typically evidenced by title and risk of loss, has transferred or services that have been provided to the customer, and for which payment is expected to be made in accordance with normal payment terms. Billings excludes amounts for undelivered products, services to be performed in the future, and amounts paid or payable to customers. Billings are initially recorded as deferred revenue and are then recognized as revenue when all revenue recognition criteria has been met under Silver Spring Networks’ accounting policies as described in Silver Spring Networks’ filings with the Securities and Exchange Commission. Silver Spring Networks reconciles revenue to billings by adding revenue to the change in deferred revenue in a given period.

Cost of billings represents the cost associated with products and services that have been delivered to the customer, excluding stock-based compensation, amortization of intangibles and acquisition-related charges. Cost of product shipments for which revenue is not recognized in the period incurred is recorded as deferred cost of revenue. Deferred cost of revenue is expensed in the statement of operations as cost of revenue when the corresponding revenue is recognized. Costs related to services are expensed in the period incurred. Silver Spring Networks reconciles cost of revenue to cost of billings by adding cost of revenue and the change in deferred cost of revenue, less stock-based compensation, amortization of intangibles and acquisition-related charges, included in cost of revenue in a given period.

Non-GAAP operating expense consists of research and development, sales and marketing, and general and administrative expenses, excluding amortization of intangible assets, stock-based compensation, acquisition-related charges, restructuring and legal settlements.

Total backlog represents future product and service billings that Silver Spring Networks expects to generate pursuant to contracts entered into with its utility customers and meter manufacturers. Total backlog includes order backlog, which represents future billings for open purchase orders and other firm commitments.

Historically-reported non-GAAP Metrics1

Gross profit (loss) on billings is the difference between billings and cost of billings.

Gross margin on billings is gross profit (loss) on billings as a percentage of billings.

Non-GAAP operating income (loss) represents operating income (loss) adjusted for billings and cost of billings and excludes expenses related to the amortization of intangible assets, stock-based compensation, acquisition-related charges, restructuring and legal settlements.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements regarding XXX, YYY, and ZZZ. Statements including words such as “anticipate”, “believe”, “estimate” or “expect” and statements in the future tense are forward-looking statements. These forward-looking statements are preliminary estimates and expectations based on current information and are subject to business and economic risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Important factors that could cause results to differ materially from the statements herein include: XXX, YYY, ZZZ;

and other risk factors set forth from time to time in Silver Spring Networks’ filings with the SEC, copies of which are available free of charge at the SEC’s website at www.sec.gov. All forward-looking statements in this press release reflect Silver Spring Networks’ expectations as of February XX, 2017. Silver Spring Networks undertakes no obligation, and expressly disclaims any obligation, to update any forward-looking statements in this press release in light of new information or future events. In addition, the preliminary financial results set forth in this press release are estimates based on information currently available to Silver Spring Networks.

For additional information, please contact:

Mark McKechnie

Investor Relations

669-770-4664

markm@ssni.com

Amy Nunnemacher

Global Communications

669-770-4183

pr@ssni.com

SILVER SPRING NETWORKS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
Revenue:
Product	$	$143,202	$	$353,041
Services		56,045		136,518

Total revenue		199,247		489,559

Cost of revenue:
Product		83,903		202,430
Services		13,999		61,386

Total cost of revenue		97,902		263,816
Gross profit		101,345		225,743

Operating expenses:
Research and development		13,714		61,295
Sales and marketing		7,343		33,452
General and administrative		14,483		46,372
Impairment of intangible assets		—		—
Restructuring		60		1,671

Total operating expenses		35,600		142,790

Operating income (loss)		65,745		82,953
Other income (loss), net		(159)		104

Income (loss) before income taxes		65,586		83,057
(Provision) benefit for income taxes		(3,708)		(3,071)

Net income (loss)	$	$61,878	$	$79,986

Net income (loss) per share:
Basic	$	$1.23	$	$1.60

Diluted	$	$1.19	$	$1.55

Weighted average shares used to compute net income (loss) per share:
Basic		50,481		49,963

Diluted		52,167		51,524

SILVER SPRING NETWORKS, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2016	December 31, 2015 (a)
ASSETS
Current assets:
Cash and cash equivalents	$	$65,264
Short-term investments		59,181
Accounts receivable		47,813
Inventory		4,545
Deferred cost of revenue		196,868
Prepaid expenses and other current assets		10,835

Total current assets		384,506
Property and equipment, net		14,106
Goodwill and intangible assets		14,390
Deferred cost of revenue, non-current		38,882
Deferred tax assets, non-current		1,069
Other long-term assets		4,772

Total assets	$	$457,725

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$	$30,623
Deferred revenue		305,471
Accrued and other liabilities		42,751

Total current liabilities		378,845
Deferred revenue, non-current		96,342
Other liabilities, non-current		16,403

Total liabilities		491,590

Total stockholders’ deficit		(33,865)

Total liabilities and stockholders’ deficit	$	$457,725

(a)	Derived from audited consolidated financial statements.

SILVER SPRING NETWORKS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$	$61,878	$	$79,986
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred taxes		(557)		(1,492)
Depreciation and amortization		1,930		7,822
Stock-based compensation		4,942		26,479
Other non-cash adjustments		412		766
Changes in assets and liabilities:
Accounts receivable		(3,675)		7,398
Inventory		(853)		2,190
Prepaid expenses and other assets		(936)		(5,128)
Contingent consideration related to Detectent acquisition held in escrow		—		(4,000)
Deferred cost of revenue		56,978		97,286
Accounts payable		3,232		3,101
Customer deposits		(599)		(448)
Deferred revenue		(124,115)		(208,305)
Accrued and other liabilities		7,620		14,032

Net cash provided by (used in) operating activities		6,257		19,687

INVESTING ACTIVITIES
Payments for business acquisition, net of cash and cash equivalents acquired		—		(7,098)
Proceeds from sales of available-for-sale investments		4,204		15,690
Proceeds from maturities of available-for-sale investments		—		9,250
Purchases of available-for-sale investments		(5,270)		(24,180)
Purchases of property and equipment		(1,821)		(5,350)

Net cash provided by (used in) investing activities		(2,887)		(11,688)

FINANCING ACTIVITIES
Payments on capital lease obligations		(169)		(1,163)
Proceeds from issuance of common stock		139		3,794
Excess tax benefit from share-based payment awards		153		153
Taxes paid related to net share settlement of equity awards		(1,820)		(5,788)

Net cash provided by (used in) financing activities		(1,697)		(3,004)

Effect of exchange rate changes on cash and cash equivalents		136		(188)

Net increase (decrease) in cash and cash equivalents		1,809		4,807
Cash and cash equivalents - beginning of period		63,455		60,457

Cash and cash equivalents - end of period	$	$65,264	$	$65,264

SILVER SPRING NETWORKS, INC.

UNAUDITED RECONCILIATION OF REVENUE BETWEEN GAAP AND NON-GAAP (QUARTERLY)

(in thousands, except percentages)

	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	YoY% Change
REVENUE AND BILLINGS BY TYPE
Revenue:
Product	$143,202	$32,852	$69,917	$50,463	$
Services
Managed services and SaaS	37,142	11,068	24,570	14,090
Professional services	18,903	4,700	27,465	9,633

Total services	56,045	15,768	52,035	23,723

Total revenue	$199,247	$48,620	$121,952	$74,186	$

Change in deferred revenue:
Product	$(95,194)	$12,883	$(23,804)	$(568)	$
Services
Managed services and SaaS	(22,896)	1,820	(9,650)	1,641
Professional services	(6,169)	5,591	(16,652)	885

Total services	(29,065)	7,411	(26,302)	2,526

Total change in deferred revenue	$(124,259)	$20,294	$(50,106)	$1,958	$

Billings:
Product	$48,008	$45,735	$46,113	$49,895	$
Services
Managed services and SaaS	14,246	12,888	14,920	15,731
Professional services	12,734	10,291	10,813	10,518

Total services	26,980	23,179	25,733	26,249

Total Billings	$74,988	$68,914	$71,846	$76,144	$

REVENUE AND BILLINGS BY SOLUTION
Revenue:
Advanced metering infrastructure	$181,892	$40,514	$105,181	$66,203	$
New solutions	17,355	8,106	16,771	7,983

Total revenue	$199,247	$48,620	$121,952	$74,186	$

% Advanced metering infrastructure	91%	83%	86%	89%
% New solutions	9%	17%	14%	11%

Change in deferred revenue:
Advanced metering infrastructure	$(123,525)	$16,957	$(45,184)	$(2,078)	$
New solutions	(734)	3,337	(4,922)	4,036

Total change in deferred revenue	$(124,259)	$20,294	$(50,106)	$1,958	$
Billings:
Advanced metering infrastructure	$58,367	$57,471	$59,997	$64,125	$
New solutions	16,621	11,443	11,849	12,019

Total Billings	$74,988	$68,914	$71,846	$76,144	$

% Advanced metering infrastructure	78%	83%	84%	84%
% New solutions	22%	17%	16%	16%

REVENUE AND BILLINGS BY GEOGRAPHY
Revenue:
United States	$177,896	$45,222	$118,539	$43,381	$
International	21,351	3,398	3,413	30,805

Total revenue	$199,247	$48,620	$121,952	$74,186	$

% United States	89%	93%	97%	58%
% International	11%	7%	3%	42%
Change in deferred revenue:
United States	$(116,859)	$8,468	$(57,666)	$21,085	$
International	(7,400)	11,826	7,560	(19,127)

Total change in deferred revenue	$(124,259)	$20,294	$(50,106)	$1,958	$
Billings:
United States	$61,037	$53,690	$60,873	$64,466	$
International	13,951	15,224	10,973	11,678

Total Billings	$74,988	$68,914	$71,846	$76,144	$

% United States	81%	78%	85%	85%
% International	19%	22%	15%	15%

SILVER SPRING NETWORKS, INC.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP MEASURES (QUARTERLY)

(in thousands)

	Three Months Ended December 31, 2016
	Cost of Revenue	Change in Deferred Revenue and Deferred Cost of Revenue (a)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Cost of Billings
Cost of Revenue:
Product
Services
Managed services and SaaS
Professional services

Total services

Total Cost of Revenue

	Operating Expenses	Stock-based Compensation	Amortization and Impairment of Intangible Assets	Restructuring & Litigation	Acquisition- Related Costs	Non-GAAP Operating Expenses
Operating Expenses:
Research and development
Sales and marketing
General and administrative
Impairment of acquisition-related intangible assets
Restructuring

Total Operating Expenses

	Three Months Ended December 31, 2015
	Cost of Revenue	Change in Deferred Revenue and Deferred Cost of Revenue (a)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Cost of Billings
Cost of Revenue:
Product	$83,903	$(56,982)	$(250)	$(259)	$—	$26,412
Services
Managed services and SaaS	7,592	—	(256)	—	(15)	7,321
Professional services	6,407	—	(500)	—	—	5,907

Total services	$13,999	$—	$(756)	$—	$(15)	$13,228

Total Cost of Revenue	$97,902	$(56,982)	$(1,006)	$(259)	$(15)	$39,640

	Operating Expenses	Stock-based Compensation	Amortization and Impairment of Intangible Assets	Restructuring & Litigation	Acquisition- Related Costs	Non-GAAP Operating Expenses
Operating Expenses:
Research and development	$13,714	$(1,277)	$—	$—	$(311)	$12,126
Sales and marketing	7,343	(665)	(155)	—	(64)	6,459
General and administrative	14,483	(1,994)	(8)	(3,595)	(116)	8,770
Impairment of acquisition-related intangible assets	—	—	—	—	—	—
Restructuring	60	—	—	(60)	—	—

Total Operating Expenses	$35,600	$(3,936)	$(163)	$(3,655)	$(491)	$27,355

(a)	Amounts presented net of foreign currency translation.

SILVER SPRING NETWORKS, INC.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP MEASURES (YEAR TO DATE)

(in thousands)

	Twelve Months Ended December 31, 2016
	Cost of Revenue	Change in Deferred Revenue and Deferred Cost of Revenue (a)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Cost of Billings
Cost of Revenue:
Product
Services
Managed services and SaaS
Professional services

Total services

Total Cost of Revenue

	Operating Expenses	Stock-based Compensation	Amortization and Impairment of Intangible Assets	Restructuring & Litigation	Acquisition- Related Costs	Non-GAAP Operating Expenses
Operating Expenses:
Research and development
Sales and marketing
General and administrative
Impairment of acquisition-related intangible assets
Restructuring

Total Operating Expenses

	Twelve Months Ended December 31, 2015
	Cost of Revenue	Change in Deferred Revenue and Deferred Cost of Revenue (a)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Cost of Billings
Cost of Revenue:
Product	$202,430	$(97,274)	$(1,288)	$(1,041)	$—	$102,827
Services
Managed services and SaaS	31,663	—	(1,937)	—	(100)	29,626
Professional services	29,723	—	(2,910)	—	—	26,813

Total services	$61,386	$—	$(4,847)	$—	$(100)	$56,439

Total Cost of Revenue	$263,816	$(97,274)	$(6,135)	$(1,041)	$(100)	$159,266

	Operating Expenses	Stock-based Compensation	Amortization and Impairment of Intangible Assets	Restructuring & Litigation	Acquisition- Related Costs	Non-GAAP Operating Expenses
Operating Expenses:
Research and development	$61,295	$(8,060)	$—	$—	$(451)	$52,784
Sales and marketing	33,452	(4,105)	(601)	—	(87)	28,659
General and administrative	46,372	(8,179)	(32)	(3,595)	(1,913)	32,653
Impairment of acquisition-related intangible assets	—	—	—	—	—	—
Restructuring	1,671	—	—	(1,671)	—	—

Total Operating Expenses	$142,790	$(20,344)	$(633)	$(5,266)	$(2,451)	$114,096

(a)	Amounts presented net of foreign currency translation.

SILVER SPRING NETWORKS, INC.

UNAUDITED SUPPLEMENTAL FINANCIAL DATA AND OTHER INFORMATION

(in thousands, except percentages and headcount)

	Q4	Q1	Q2	Q3	Q4	YoY%
	2015	2016	2016	2016	2016	Change
SUPPLEMENTAL FINANCIAL DATA

STOCK-BASED COMPENSATION
Cost of goods sold	$1,006	$1,328	$1,389	$2,082	$
Research and development	1,277	2,025	2,241	2,593
Sales and marketing	665	831	726	943
General and administrative	1,994	2,716	2,685	2,280

TOTAL STOCK-BASED COMPENSATION	$4,942	$6,900	$7,041	$7,898	$

CASH FLOW DATA
Operating cash flow	$6,257	$3,730	$3,802	$5,145	$
Operating cash flow - trailing twelve months	19,687	23,872	18,061	18,934

BALANCE SHEET DATA
Cash, cash equivalents and short-term investments	$124,445	$125,369	$113,064	$113,358	$

OTHER INFORMATION

HOMES & BUSINESSES
Network endpoints delivered during quarter*	633	698	747	569
Cumulative network endpoints delivered*	22,954	23,652	24,399	24,968
*Endpoints refer to communication modules in electric meters

EMPLOYEES	652	673	708	709

SILVER SPRING NETWORKS, INC.

UNAUDITED SUPPLEMENTAL TRENDED GAAP FINANCIAL DATA

(in thousands)

	Q4	Q1	Q2	Q3	Q4
	2015	2016	2016	2016	2016

Gross profit	$101,345	$16,997	$64,543	$28,242	$

Other GAAP financial data related to gross profit:
Change in deferred revenue, net of foreign currency translation	(124,259)	20,294	(50,106)	1,958
Change in deferred cost of revenue, net of foreign currency translation	56,982	(8,668)	16,992	9,404
Amortization of intangible assets	259	169	195	79
Stock-based compensation	1,006	1,328	1,389	2,082
Acquisition-related charges	15	15	16	15

Operating expenses	$35,600	$35,920	$37,794	$42,461	$

Other GAAP financial data included in operating expenses:
Amortization of intangible assets	(163)	(252)	(180)	(114)
Stock-based compensation	(3,936)	(5,572)	(5,652)	(5,816)
Acquisition-related charges	(491)	(501)	(494)	(493)
Impairment of intangible assets	—	—	—	(2,204)
Restructuring	(60)	(39)	—	—
Legal settlements	(3,595)	—	—	—

Other statement of operations line items
Other loss (income), net	$159	$(441)	$(333)	$(113)	$
Provision (benefit) for income taxes	3,708	32	961	1,143

SILVER SPRING NETWORKS, INC.

UNAUDITED RECONCILIATION BETWEEN GAAP AND HISTORICALLY-REPORTED NON-GAAP MEASURES(a)

(in thousands, except percentages)

	Three Months Ended December 31, 2016
	Gross Profit	Gross Margin	Change in Deferred Revenue and Deferred Cost of Revenue (b)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Gross Profit on Billings (b)	Gross Margin on Billings (b)
Product
Services
Managed services and SaaS
Professional services

Total services

Total gross profit

	Three Months Ended December 31, 2015
	Gross Profit	Gross Margin	Change in Deferred Revenue and Deferred Cost of Revenue (b)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Gross Profit on Billings (b)	Gross Margin on Billings (b)
Product	$59,299	41.4%	$(38,212)	$250	$259	$—	$21,596	45.0%
Services
Managed services and SaaS	29,550	79.6%	(22,896)	256	—	15	6,925	48.6%
Professional services	12,496	66.1%	(6,169)	500	—	—	6,827	53.6%

Total services	42,046	75.0%	(29,065)	756	—	15	13,752	51.0%

Total gross profit	$101,345	50.9%	$(67,277)	$1,006	$259	$15	$35,348	47.1%

	Twelve Months Ended December 31, 2016
	Gross Profit	Gross Margin	Change in Deferred Revenue and Deferred Cost of Revenue (b)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Gross Profit on Billings (b)	Gross Margin on Billings (b)
Product
Services
Managed services and SaaS
Professional services

Total services

Total gross profit

	Twelve Months Ended December 31, 2015
	Gross Profit	Gross Margin	Change in Deferred Revenue and Deferred Cost of Revenue (b)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Gross Profit on Billings (b)	Gross Margin on Billings (b)
Product	$150,611	42.7%	$(70,184)	$1,288	$1,041	$—	$82,756	44.6%
Services
Managed services and SaaS	40,284	56.0%	(19,531)	1,937	—	100	22,790	43.5%
Professional services	34,848	54.0%	(20,646)	2,910	—	—	17,112	39.0%

Total services	75,132	55.0%	(40,177)	4,847	—	100	39,902	41.5%

Total gross profit	$225,743	46.1%	$(110,361)	$6,135	$1,041	$100	$122,658	43.5%

(a)	For future earnings reports, Silver Spring Networks will no longer report certain non-GAAP metrics including gross profit on billings, gross margin on billings and non-GAAP operating income (loss). Silver Spring Networks will continue to report billings, cost of billings, and non-GAAP operating expense. Silver Spring Networks will also provide additional GAAP measures used internally by management to adjust GAAP measures in order to assess its business performance, which can be used by investors to derive metrics comparable to historically-reported non-GAAP metrics.
(b)	Amounts presented net of foreign currency translation.

SILVER SPRING NETWORKS, INC.

UNAUDITED RECONCILIATION BETWEEN GAAP AND HISTORICALLY-REPORTED NON-GAAP MEASURES(a)

(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
Operating income	$	$65,745	$	$82,953
Change in deferred revenue, net of foreign currency translation		(124,259)		(207,635)
Change in deferred cost of revenue, net of foreign currency translation		56,982		97,274
Amortization of intangibles		422		1,674
Stock-based compensation		4,942		26,479
Acquisition-related charges		506		2,551
Restructuring		60		1,671
Legal settlements		3,595		3,595
Impairment of intangible assets		—		—

Non-GAAP operating income	$	$7,993	$	$8,562

Weighted average shares:
Basic		50,481		49,963

Diluted		52,167		51,524

(a)	For future earnings reports, Silver Spring Networks will no longer report certain non-GAAP metrics including gross profit on billings, gross margin on billings and non-GAAP operating income (loss). Silver Spring Networks will continue to report billings, cost of billings, and non-GAAP operating expense. Silver Spring Networks will also provide additional GAAP measures used internally by management to adjust GAAP measures in order to assess its business performance, which can be used by investors to derive metrics comparable to historically-reported non-GAAP metrics.

Exhibit B

Silver Spring Networks Reports First Quarter 2017 Financial Results

San Jose, CA – May XX, 2017 – Silver Spring Networks, Inc. (NYSE: SSNI) today announced preliminary financial results for its first quarter ended March 31, 2017.

First Quarter Results (all comparisons made are against the prior year period, unless otherwise stated):

GAAP Results:

•	Revenue was $X million, up (down) X%.

•	Cost of revenue was $X million, up (down) X%.

•	Operating expense was $X million, up (down) X%.

•	Tax expense (benefit) was $X million. Other income (loss) was $X million.

•	Basic share count was X million shares. Fully-diluted share count was X million shares.

•	Quarter-ending cash, cash equivalents, and short-term investments were $X million.

Non-GAAP metrics:

•	Billings were $X million, up (down) X%.

•	Cost of billings was $X million, up (down) X%.

•	Non-GAAP operating expense was $X million, up (down) X%.

[CEO quote]

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Business Highlights (through March 31, 2017, unless otherwise stated):

•	Highlight 1.

•	Highlight 2.

•	Highlight 3.

•	Highlight X.

Conference Call

Silver Spring Networks will host a conference call today at X:XX pm PT (X:XX pm ET) to review its results for the first quarter ended March 31, 2017 and its outlook for the future. During the course of this call, Silver Spring Networks may also disclose material developments affecting its business and/or financial performance. Listeners may access the conference call live at XXX-XXX-XXXX (U.S.) or XXX-XXX-XXXX (International) or via webcast at http://ir.ssni.com. A dial-in replay of the conference call will be available until XXXX, 2017 and can be accessed at XXX-XXX-XXXX (domestic) or XXX-XXX-XXXX (international) passcode XXXXXXX. An audio webcast replay of the conference call will be available for one year at http://ir.ssni.com.

About Silver Spring Networks

Silver Spring Networks enables the Internet of Important Things™ by reliably and securely connecting things that matter. Cities, utilities, and companies on five continents use the company’s cost-effective, high-performance IoT network and data platform to operate more efficiently, get greener, and enable innovative services that can improve the lives of millions of people. With more than XX.X million devices delivered, Silver Spring Networks provides a proven standards-based platform safeguarded with military grade security. Silver Spring Networks’ customers include Baltimore Gas & Electric, CitiPower & Powercor, ComEd, Consolidated Edison, CPS Energy, Florida Power & Light, Pacific Gas & Electric, Pepco Holdings, and Singapore Power. Silver Spring Networks has also deployed networks in Smart Cities including Copenhagen, Glasgow, Paris, Providence, and Stockholm. To learn more, visit www.ssni.com.

Non-GAAP and Other Financial Metrics

Silver Spring Networks supplements the results of operations presented in accordance with generally accepted accounting principles, or GAAP, with certain non-GAAP metrics. Silver Spring Networks manages its business, makes planning decisions, evaluates its performance and allocates resources by assessing non-GAAP and other financial metrics such as billings, cost of billings, non-GAAP operating expense, and total backlog. Silver Spring Networks believes that these non-GAAP and other financial metrics, when taken together with the corresponding GAAP financial measures, offer valuable supplemental information regarding the performance of its business, and will help investors better understand the sales volumes and profitability trends, as well as the cash flow characteristics, of its business. The non-GAAP metrics should not be

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considered in isolation from, are not a substitute for, and do not purport to be an alternative to, revenue, cost of revenue, operating expense, or any other performance measure derived in accordance with GAAP. Silver Spring Networks may consider whether other significant non-recurring items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses.

Billings represents amounts invoiced for products for which ownership, typically evidenced by title and risk of loss, has transferred or services that have been provided to the customer, and for which payment is expected to be made in accordance with normal payment terms. Billings excludes amounts for undelivered products, services to be performed in the future, and amounts paid or payable to customers. Billings are initially recorded as deferred revenue and are then recognized as revenue when all revenue recognition criteria has been met under Silver Spring Networks’ accounting policies as described in Silver Spring Networks’ filings with the Securities and Exchange Commission. Silver Spring Networks reconciles revenue to billings by adding revenue to the change in deferred revenue in a given period.

Cost of billings represents the cost associated with products and services that have been delivered to the customer, excluding stock-based compensation, amortization of intangibles and acquisition-related charges. Cost of product shipments for which revenue is not recognized in the period incurred is recorded as deferred cost of revenue. Deferred cost of revenue is expensed in the statement of operations as cost of revenue when the corresponding revenue is recognized. Costs related to services are expensed in the period incurred. Silver Spring Networks reconciles cost of revenue to cost of billings by adding cost of revenue and the change in deferred cost of revenue, less stock-based compensation, amortization of intangibles and acquisition-related charges, included in cost of revenue in a given period.

Non-GAAP operating expense consists of research and development, sales and marketing, and general and administrative expenses, excluding amortization of intangible assets, stock-based compensation, acquisition-related charges, restructuring and legal settlements.

Total backlog represents future product and service billings that Silver Spring Networks expects to generate pursuant to contracts entered into with its utility customers and meter manufacturers. Total backlog includes order backlog, which represents future billings for open purchase orders and other firm commitments.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements regarding XXX, YYY, ZZZ. Statements including words such as “anticipate”, “believe”, “estimate” or “expect” and statements in the future tense are forward-looking statements. These forward-looking statements are preliminary estimates and expectations based on current information and are subject to business and economic risks and uncertainties

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that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Important factors that could cause results to differ materially from the statements herein include: XX, YY, ZZ and other risk factors set forth from time to time in Silver Spring Networks’ filings with the SEC, copies of which are available free of charge at the SEC’s website at www.sec.gov. All forward-looking statements in this press release reflect Silver Spring Networks’ expectations as of May XX, 2017. Silver Spring Networks undertakes no obligation, and expressly disclaims any obligation, to update any forward-looking statements in this press release in light of new information or future events. In addition, the preliminary financial results set forth in this press release are estimates based on information currently available to Silver Spring Networks.

For additional information, please contact:

Mark McKechnie

Investor Relations

669-770-4664

markm@ssni.com

Amy Nunnemacher

Global Communications

669-770-4183

pr@ssni.com

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SILVER SPRING NETWORKS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended March 31,
	2017	2016
Revenue:
Product	$	$32,852
Services		15,768

Total revenue		48,620

Cost of revenue:
Product		15,980
Services		15,643

Total cost of revenue		31,623
Gross profit		16,997

Operating expenses:
Research and development		15,485
Sales and marketing		9,550
General and administrative		10,846
Restructuring		39

Total operating expenses		35,920

Operating (loss) income		(18,923)
Other income (loss), net		441

(Loss) income before income taxes		(18,482)
(Provision) benefit for income taxes		(32)

Net income (loss)	$	$(18,514)

Net income (loss) per share:
Basic	$	$(0.36)

Diluted	$	$(0.36)

Weighted average shares used to compute net income (loss) per share:
Basic		50,760

Diluted		50,760

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SILVER SPRING NETWORKS, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31,	December 31,
	2017	2016 (a)
ASSETS
Current assets:
Cash and cash equivalents	$	$
Short-term investments
Accounts receivable
Inventory
Deferred cost of revenue
Prepaid expenses and other current assets

Total current assets
Property and equipment, net
Goodwill and intangible assets
Deferred cost of revenue, non-current
Deferred tax assets, non-current
Other long-term assets

Total assets	$	$

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$	$
Deferred revenue
Accrued and other liabilities

Total current liabilities
Deferred revenue, non-current
Other liabilities, non-current

Total liabilities

Total stockholders’ deficit

Total liabilities and stockholders’ deficit	$	$

(a)	Derived from audited consolidated financial statements.

6

SILVER SPRING NETWORKS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Three Months Ended March 31,
	2017	2016 (a)
OPERATING ACTIVITIES
Net income (loss)	$	$(18,514)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred taxes		—
Depreciation and amortization		2,132
Stock-based compensation		6,900
Other non-cash adjustments		60
Changes in assets and liabilities:
Accounts receivable		3,976
Inventory		470
Prepaid expenses and other assets		2,208
Deferred cost of revenue		(8,804)
Accounts payable		613
Customer deposits		(5)
Deferred revenue		20,054
Accrued and other liabilities		(5,360)

Net cash provided by (used in) operating activities		3,730

INVESTING ACTIVITIES
Proceeds from sales of available-for-sale investments		4,833
Proceeds from maturities of available-for-sale investments		1,000
Purchases of available-for-sale investments		(3,439)
Purchases of property and equipment		(4,485)

Net cash provided by (used in) investing activities		(2,091)

FINANCING ACTIVITIES
Payments on capital lease obligations		(144)
Proceeds from issuance of common stock		1,888
Taxes paid related to net share settlement of equity awards		(334)

Net cash provided by (used in) financing activities		1,410

Effect of exchange rate changes on cash and cash equivalents		98

Net increase (decrease) in cash and cash equivalents		3,147
Cash and cash equivalents - beginning of period		65,264

Cash and cash equivalents - end of period	$	$68,411

(a)	In the course of preparing the condensed consolidated financial statements for the quarter ended June 30, 2016, we determined that the cash provided from operating activities was understated and cash provided by investing activities was overstated by $2.3 million in the condensed consolidated statements of cash flows for the three months ended March 31, 2016, as included in the Company’s First Quarter Form 10-Q. The cash flows presented above reflects that the cash flows from operating activities and investing activities for the three months ended March 31, 2016 were corrected for this error.

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SILVER SPRING NETWORKS, INC.

UNAUDITED RECONCILIATION OF REVENUE BETWEEN GAAP AND NON-GAAP (QUARTERLY)

(in thousands, except percentages)

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	YoY% Change
REVENUE AND BILLINGS BY TYPE
Revenue:
Product	$32,852	$69,917	$50,463	$
Services
Managed services and SaaS	11,068	24,570	14,090
Professional services	4,700	27,465	9,633

Total services	15,768	52,035	23,723

Total revenue	$48,620	$121,952	$74,186	$	$

Change in deferred revenue:
Product	$12,883	$(23,804)	$(568)	$	$
Services
Managed services and SaaS	1,820	(9,650)	1,641
Professional services	5,591	(16,652)	885

Total services	7,411	(26,302)	2,526

Total change in deferred revenue	$20,294	$(50,106)	$1,958	$	$

Billings:
Product	$45,735	$46,113	$49,895	$	$
Services
Managed services and SaaS	12,888	14,920	15,731
Professional services	10,291	10,813	10,518

Total services	23,179	25,733	26,249

Total Billings	$68,914	$71,846	$76,144	$	$

REVENUE AND BILLINGS BY SOLUTION
Revenue:
Advanced metering infrastructure	$40,514	$105,181	$66,203	$	$
New solutions	8,106	16,771	7,983

Total revenue	$48,620	$121,952	$74,186	$	$

% Advanced metering infrastructure	83%	86%	89%
% New solutions	17%	14%	11%

Change in deferred revenue:
Advanced metering infrastructure	$16,957	$(45,184)	$(2,078)	$	$
New solutions	3,337	(4,922)	4,036

Total change in deferred revenue	$20,294	$(50,106)	$1,958	$	$

Billings:
Advanced metering infrastructure	$57,471	$59,997	$64,125	$	$
New solutions	11,443	11,849	12,019

Total Billings	$68,914	$71,846	$76,144	$	$

% Advanced metering infrastructure	83%	84%	84%
% New solutions	17%	16%	16%

REVENUE AND BILLINGS BY GEOGRAPHY
Revenue:
United States	$45,222	$118,539	$43,381	$	$
International	3,398	3,413	30,805

Total revenue	$48,620	$121,952	$74,186	$	$

% United States	93%	97%	58%
% International	7%	3%	42%

Change in deferred revenue:
United States	$8,468	$(57,666)	$21,085	$	$
International	11,826	7,560	(19,127)

Total change in deferred revenue	$20,294	$(50,106)	$1,958	$	$

Billings:
United States	$53,690	$60,873	$64,466	$	$
International	15,224	10,973	11,678

Total Billings	$68,914	$71,846	$76,144	$	$

% United States	78%	85%	85%
% International	22%	15%	15%

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SILVER SPRING NETWORKS, INC.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP MEASURES (QUARTERLY)

(in thousands)

Three Months Ended March 31, 2017
	Cost of Revenue	Change in Deferred Revenue and Deferred Cost of Revenue (a)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Cost of Billings
Cost of Revenue:
Product
Services
Managed services and SaaS
Professional services

Total services

Total Cost of Revenue

	Operating Expenses	Stock-based Compensation	Amortization and Impairment of Intangible Assets	Restructuring & Litigation	Acquisition- Related Costs	Non-GAAP Operating Expenses
Operating Expenses:
Research and development
Sales and marketing
General and administrative
Impairment of acquisition-related intangible assets
Restructuring

Total Operating Expenses

	Three Months Ended March 31, 2016
	Cost of Revenue	Change in Deferred Revenue and Deferred Cost of Revenue (a)	Stock-based Compensation	Amortization of Intangible Assets	Acquisition- Related Costs	Cost of Billings
Cost of Revenue:
Product	$15,980	$8,668	$(351)	$(169)	$—	$24,128
Services
Managed services and SaaS	8,632	—	(381)	—	(15)	8,236
Professional services	7,011	—	(596)	—	—	6,415

Total services	$15,643	$—	$(977)	$—	$(15)	$14,651

Total Cost of Revenue	$31,623	$8,668	$(1,328)	$(169)	$(15)	$38,779

	Operating Expenses	Stock-based Compensation	Amortization and Impairment of Intangible Assets	Restructuring & Litigation	Acquisition- Related Costs	Non-GAAP Operating Expenses
Operating Expenses:
Research and development	$15,485	(2,025)	—	—	(311)	$13,149
Sales and marketing	9,550	(831)	(244)	—	(65)	8,410
General and administrative	10,846	(2,716)	(8)	—	(125)	7,997
Impairment of acquisition-related intangible assets	—	—	—	—	—	—
Restructuring	39	—	—	(39)	—	—

Total Operating Expenses	$35,920	$(5,572)	$(252)	$(39)	$(501)	$29,556

(a)	Amounts presented net of foreign currency translation.

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SILVER SPRING NETWORKS, INC.

UNAUDITED SUPPLEMENTAL FINANCIAL DATA AND OTHER INFORMATION

(in thousands, except percentages and headcount)

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	YoY% Change
SUPPLEMENTAL FINANCIAL DATA

STOCK-BASED COMPENSATION
Cost of goods sold	$1,328	$1,389	$2,082	$	$
Research and development	2,025	2,241	2,593
Sales and marketing	831	726	943
General and administrative	2,716	2,685	2,280

TOTAL STOCK-BASED COMPENSATION	$6,900	$7,041	$7,898	$	$

CASH FLOW DATA
Operating cash flow	$3,730	$3,802	$5,145	$	$
Operating cash flow - trailing twelve months	23,872	18,061	18,934

BALANCE SHEET DATA
Cash, cash equivalents and short-term investments	$125,369	$113,064	$113,358	$	$

OTHER INFORMATION

HOME & BUSINESSES
Network endpoints delivered during quarter*	698	747	569
Cumulative network endpoints delivered*	23,652	24,399	24,968
*Endpoints refer to communication modules in electric meters

EMPLOYEES	673	708	709

10

SILVER SPRING NETWORKS, INC.

UNAUDITED SUPPLEMENTAL TRENDED GAAP FINANCIAL DATA

(in thousands)

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017

Gross profit	$16,997	$64,543	$28,242	$	$

Other GAAP financial data related to gross profit:
Change in deferred revenue, net of foreign currency translation	20,294	(50,106)	1,958
Change in deferred cost of revenue, net of foreign currency translation	(8,668)	16,992	9,404
Amortization of intangible assets	169	195	79
Stock-based compensation	1,328	1,389	2,082
Acquisition-related charges	15	16	15

Operating expenses	$35,920	$37,794	$42,461	$	$

Other GAAP financial data included in operating expenses:
Amortization of intangible assets	(252)	(180)	(114)
Stock-based compensation	(5,572)	(5,652)	(5,816)
Acquisition-related charges	(501)	(494)	(493)
Impairment of intangible assets	—	—	(2,204)
Restructuring	(39)	—	—
Legal settlements	—	—	—

Other statement of operations line items
Other loss (income), net	$(441)	$(333)	$(113)	$	$
Provision (benefit) for income taxes	32	961	1,143

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